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                                                                     EXHIBIT 3.5

Article III, Section 3.2 of the Bylaws of Hewlett-Packard Company is amended and restated in its entirety as follows:

"3.2 NUMBER AND TERM OF OFFICE. The authorized number of directors shall be not less than eight (8) nor more than seventeen (17). Within such limits, the exact number of directors shall be nine (9); PROVIDED, HOWEVER, that, effective at and contingent upon the 2002 Annual Meeting of the corporation's stockholders, within such limits, the exact number of directors shall be eight (8); and, PROVIDED FURTHER, that, effective at and contingent upon the consummation of the merger of Heloise Merger Corporation, a wholly owned subsidiary of the corporation, with and into Compaq Computer Corporation, within such limits, the exact number of directors shall be twelve (12)."